UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC FILE NUMBER 001-39157
CUSIP NUMBER 00857F100 00857F118
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended June 30, 2023
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended ___________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

PART I - REGISTRANT INFORMATION

AgileThought, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

222 W. Las Colinas Blvd. Suite 1650E,
Address of Principal Executive Office (Street and Number)

Irving, Texas 75039
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed by the prescribed due date.
The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Quarterly Report”), due to difficulties in obtaining the timely review of the compiled information required to be included therein, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file the Quarterly Report no later than the fifth calendar day following the prescribed due date.
PART IV - OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Carolyne Cesar	971	501-1140
(Name)	(Area Code)	(Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes    ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made
Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements in this filing that are not historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. These forward-looking statements are based on our current expectations, which may not prove to be accurate. The words “estimates,” “expects,” “anticipates,” “believes,” “will”, and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Quarterly Report within the five-day extension permitted by the rules of the Securities and Exchange Commission, the results of the ongoing review referenced above, our ability to continue as a going concern and our ability to raise additional capital. In this regard we expressly refer you to the Risk Factors sections of our Form 10-K for the year ended December 31, 2022, and our subsequent Form 10-Q as filed with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report or otherwise, except as required by applicable law or regulation.

AGILETHOUGHT, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 9, 2023

By:	/s/ Carolyne Cesar
Carolyne Cesar
Chief Financial Officer